November 1, 2019

Calvin R. O'Harrow
StealthCo, Inc.
2500 West Higgins Rd.
#780
Hoffman Estates, IL 60169

Dear Cal:

On August 16, 2019 and September 4, 2019, we executed a MOA regarding DTI's intent to acquire all the issued shares in StealthCo. The MOA set October 15, 2019 the date to complete and execute a Definitive Agreement. On October 15, 2019, the MOA was extended to November 1, 2019. Due to another unforeseen delay, DTI is not able to complete the acquisition within that timeframe. DTI is still interested in completing the transaction under the terms of the MOA. We therefore propose a second extension of the deadline to complete the Definitive Agreement to November 15, 2019. If you agree to this second amendment, please indicate through your signature below.

If we require an addit onal extension, we will notify you in writing on or before November 15, 2019, in which case the deadline to complete the Definitive Agreement will extend to November 30, 2019. During this additional extension period, if the Definitive Agreement is not executed by November 22, a non-refundable deposit would be due in the amount of $50,000. The deposit would be credited against the $500,000 first payment due upon execution.

Very truly yours,

DTI HOLDINGS INC.

Faiz M. Chowdhury

Its: President & CEO

AGREED AND ACCEPTED

STEALTHCO, INC.

Calvin R. O'Harrow

Its: CEO add COO

Date: 11-13-19